EXHIBIT 21.1

                    SUBSIDIARIES OF J NET ENTERPRISES, INC.




                                               STATE OF
        COMPANY                %OWNED        INCORPORATION


1.  J Net Ventures I, LLC       100%         Delaware

2.  J Net Holdings, LLC         100%         Nevada

3.  J Net GP, LLC               100%         Nevada

4.  InterWorld Corporation     95.3%         Delaware